SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                 AMENDMENT NO. 4
                                 to SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              ALBEMARLE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   012653 10 1
                                 (CUSIP NUMBER)


                             Floyd D. Gottwald, Jr.
                                Bruce C. Gottwald
                             330 South Fourth Street
                            Richmond, Virginia 23219
                           Telephone No. 804-788-5401
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                                Allen C. Goolsby
                                Hunton & Williams
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                  March 3, 1998
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

               Check the following box if a fee is being paid with
                               this statement [ ].


                                Page 1 of 8 Pages

CUSIP NO. 012653 10 1                  13D                     Page 2 of 8 Pages




       NAME OF REPORTING PERSONS
 1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Floyd D. Gottwald, Jr.  -  ###-##-####

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
                PF

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
                USA

      NUMBER OF         7       SOLE VOTING POWER
        SHARES                           810,041
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                          5,964,061
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                          810,041
     PERSON WITH        10      SHARED DISPOSITIVE POWER
                                         5,964,061

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 6,744,102

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [X]
        181,377 shares held by foundation; 2,209,579 shares owned by adult sons

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.57%

14      TYPE OF REPORTING PERSON*
                 IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 012653 10 1                  13D                     Page 3 of 8 Pages


 1     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Bruce C. Gottwald  -  ###-##-####

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
                PF

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
                USA

      NUMBER OF         7       SOLE VOTING POWER
        SHARES                           3,215,582
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                          3,441,475
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                          3,215,582
     PERSON WITH        10      SHARED DISPOSITIVE POWER
                                         3,441,475

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 6,657,057

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [X]
        181,377 shares held by foundation; 2,305,995 shares owned by adult sons

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.35%

14      TYPE OF REPORTING PERSON*
                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                  * Amendment No. 4 amends and supplements Amendment Nos. 1, 2 and 3 to the statement on Schedule 13D filed on March 10, 1994, by Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to shares of Common Stock (the "Common Stock") of Albemarle Corporation (the "Issuer"). The purpose for the filing of this Amendment No. 4 is to report the sale of a block of 500,000 shares of Common Stock to the Issuer by Bruce C. Gottwald and a partnership in which he is a general partner on the New York Stock Exchange ("NYSE") in accordance with the restrictions under Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and pursuant to the Issuer's stock repurchase program.


Item 1.           Security and Issuer.

                  This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Since the filing of Amendment No. 3, Floyd D. Gottwald, Jr. and Bruce C. Gottwald have not purchased additional shares of Common Stock except automatic purchases pursuant to the Issuer's dividend reinvestment plan and Issuer benefit plans.

Item 5.           Interest in Securities of the Issuer.

                  (a) 18,128,110 shares of Common Stock of the Issuer are owned beneficially by Floyd D. Gottwald, Jr. and Bruce C. Gottwald, constituting 33.60% of such shares outstanding.1/

                  (b)      Number of shares as to which such persons have:

                           (i) sole power to vote or to direct the vote - 4,207,000 2/

                           (ii) shared power to vote or to direct the vote - 13,921,110 3/

                           (iii) sole power to dispose of or to direct the
                                 disposition of - 4,207,000 2/

                           (iv) shared power to dispose of or to direct the disposition of-13,921,1103/

                     1/ The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr. or Bruce C. Gottwald are the beneficial owners of 181,377 shares described in Items 5(b)(i) and (iii) or the 13,921,110 shares described in Items 5(b)(ii) and (iv).

                     2/ This amount includes 181,377 shares owned by a charitable foundation for which the Gottwalds serve as the sole directors. Floyd D. Gottwald, Jr. and Bruce C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

                               Page 4 of 8 Pages

                     3/ Includes 2,209,579 shares owned by the adult sons of Floyd D. Gottwald, Jr. and 2,305,995 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their father's home. It does not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plans of Ethyl Corporation and the Issuer for their employees for the benefit of employees other than the Gottwalds. Shares held by the Trustee under these plans for the benefit of the Gottwalds are included in Items (5)(b)(i)-(iv) above. Shares held under the savings plans are voted by the Trustee in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the shareholders. Because the Gottwalds are executive officers, directors and the largest shareholders of Ethyl Corporation and of the Issuer, they may be deemed to be control persons of Ethyl Corporation and of the Issuer.

                  (c) On March 3, 1998, Bruce C. Gottwald and a partnership in which he is a general partner sold on the NYSE a block of 500,000 Shares of Common Stock, 200,000 shares by Bruce C. Gottwald and 300,000 shares by the partnership. The Issuer purchased such Shares at a price of $25.00 per share, the price for the immediately preceding sale of Common Stock on the NYSE, in accordance with the price, volume and other restrictions of Rule 10b-18 under the Exchange Act and pursuant to the Issuer's stock repurchase program. On March 19, 1998, Bruce C. Gottwald made gifts to various members of the Gottwald families totaling 8,009 shares of Common Stock. Between March 3, 1998 and April 2, 1998, James T. Gottwald, an adult son of Floyd D. Gottwald, Jr., sold an aggregate of 32,307 shares of Common Stock at a price per share ranging from $24.19 to $25.77. Various members of the Gottwald families have acquired additional minor amounts of Common Stock pursuant to the employee savings plans of Ethyl Corporation and the Issuer. There have been no other transactions in the past 60 days.

                  (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 13,921,110 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Schedule is filed.


Item 7.           Material to be Filed as Exhibits.

                  1. Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 4 to Schedule 13D.




                               Page 5 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 1998                              /s/ Floyd D. Gottwald, Jr.
                                            ------------------------------------
                                                      Floyd D. Gottwald, Jr.


                                                  /s/ Bruce C. Gottwald
                                            ------------------------------------
                                                      Bruce C. Gottwald


                               Page 6 of 8 Pages

EXHIBIT INDEX


Exhibit 1 Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 4 to Schedule 13D.


                               Page 7 of 8 Pages